Exhibit 12.1

NN, Inc.

Computation of Ratio of Earnings to Fixed Charges

For Fiscal Years Ended December 31, 2009 through 2013

For Nine Months Ended September 30, 2014

(in thousands except ratio amounts)

	For Nine Months Ended September 30,		For Fiscal Years Ended December 31,
	2014		2013		2012		2011		2010		2009
Earnings:
Income before provision for income taxes	$10,621		$25,178		$20,341		$26,105		$10,985		$(37,624)
Distributed income of equity investees	2,538		—		—		—		—		—
Fixed charges	8,843		4,699		6,253		7,896		10,968		11,162

Total Adjusted Earnings	$22,002		$29,877		$26,594		$34,001		$21,953		$(26,462)

Fixed Charges:
Interest expense	$4,841		$1,827		$3,054		$3,906		$5,400		$5,212
Amortization of debt issuance costs	1,896		547		824		809		1,415		1,147
Rent expense	2,106		2,325		2,375		3,181		4,153		4,803

Total Fixed Charges	$8,843		$4,699		$6,253		$7,896		$10,968		$11,162

Ratio of Earnings to Fixed Charges	2.49	x(1)	6.36	x	4.26	x	4.31	x	2.01	x	—	x(2)

(1)	The nine months ended September 30, 2014 were significantly impacted by certain costs related to four acquisitions completed in 2014.
(2)	Additional earnings of $37.6 million would have been needed to achieve a coverage of 1:1 for the year ended December 31, 2009.